Exhibit 4.7

Date: October 11, 2004

SCOR

As Client

And

DEUTSCHE BANK AG, Paris Branch

As Bank

STAND-BY LETTER OF CREDIT FACILITY

relating to a
US$ 200,000,000 SBLC Facility

This Stand-by Letter of Credit Facility (the “SBLC Facility” or the “Facility”) is made on October 11th 2004.

Between

(1)  SCOR, 1 avenue du Général de Gaulle, 92074 PARIS LA DEFENSE CEDEX (the “Client”);

(2)  DEUTSCHE BANK AG, Paris Branch, 3 avenue de Friedland, 75008 Paris (the “Bank”);

Client and the Bank are collectively referred to as the “Parties”.

WHEREAS

The Bank has agreed to issue Stand-by Letters of Credit to secure SCOR’s reinsurance activities and related contracts up to a maximum amount of US$ 200,000,000 (two hundred million US dollars) in a form acceptable to the National Association of Insurance Commissioners (NAIC) in the United States of America or other appropriate regulatory body.

The Bank has also entered into a facility agreement with SCOR VIE as of the date hereof for the purpose of issuing stand-by letters of credit to secure SCOR VIE’s reinsurance business.

IT IS AGREED as follows :

1	DEFINITIONS

“Agreement” means this Stand-by Letter of Credit Facility;

“Amendment Fee” means the fees as defined in Section 6.4 of this SBLC Facility;

“Application” means a request for the issuance of a Stand-by Letter of Credit as defined in Section 3.1;

“Beneficiary(ies)” means any U.S. insurance company as specified in the “Demande d’émission de stand-by letter of credit” as herewith attached;

“Business Day” means a day (other than a Saturday or Sunday, Christmas Day and New Year’s Day) on which commercial banks are open for business in Paris and New York, if on that day a payment or other dealing is due to take place under this Stand-by Letter of Credit Facility;

“Commitment” means US$ 200,000,000 (two hundred million US dollars), to the extent not cancelled or reduced under this Agreement; provided that the Commitment shall be reduced by the amount of any stand-by letter of credit issued by the Bank pursuant to the SCOR VIE Facility Agreement;

“Commitment Fee(s)” means the fees as defined in Section 6.1 of this SBLC Facility;

“Commitment Period” means from the date hereof until the Final Maturity Date;

“euro” and “EUR” means the single currency of the Participating Member States;

“Event of Default” means any of the events or circumstances described in Section 9.1 which have not been remedied within the grace period (if any) which is applicable under Section 9.2;

“Final Maturity Date” means December 31, 2005, or as it may be extended pursuant to the provisions hereof;

“Indebtedness” means :

(i)	any indebtedness for monies borrowed;

(ii)	any indebtedness (actual or contingent) under any guarantee, security, indemnity, or other commitment designed to assure any creditor against loss in respect of any indebtedness for borrowed money of any third party;

(iii)	any indebtedness under any acceptance credit;

(iv)	any indebtedness under any debenture, note, bill of exchange or commercial paper;

(v)	any indebtedness for money owing in respect of any interest rate swap or cross-currency swap or forward sale or purchase contract or any options contract; or

(vi)	any payment obligations under any lease entered into for the purpose of obtaining or raising finance;

“Issue Date” means the date on which a Stand-by Letter of Credit shall be issued, as indicated in Client’s Application to the Bank;

“Issuing Bank” means Deutsche Bank AG, New York Branch;

“Issuance Fee” means the fees as defined in Section 6.3 of this SBLC Facility; “Maturity Date” means the last day of the term of a Stand-by Letter of Credit.

“Participating Member State” means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Prime Rate” means the rate of interest per annum announced from time to time by Deutsche Bank AG, New York Branch, as its Prime Rate in effect at its office in New York City;

“SCOR VIE Facility Agreement” means the Stand-by Letter of Credit Facility entered into between SCOR VIE and the Bank as of the date hereof;

“US dollars” or “US$” means the lawful currency for the time being of the United States of America;

2	STAND-BY LETTER OF CREDIT FACILITY

2.1	Amount of Facility. The Bank shall make available to Client a SBLC Facility for an aggregate amount equal to the Commitment.

2.2	Stand-by Letters of Credit. Subject to the terms and conditions set forth herein, Client may request the issuance or the amendment of existing Stand-by Letters of Credit for its own account at any time and from time to time during the Commitment Period.

2.3	Duration of Stand-by Letters of Credit. In case of issue, the maximum duration of each Stand-by Letter of Credit will be up to twelve (12) months, provided that all of the Stand-by

Letters of Credit shall expire at the Final Maturity Date at the latest. Each Stand-by Letter of Credit shall automatically be extended for a new period of twelve (12) months maximum if it has not been cancelled thirty (30) days prior to maturity, provided that the SBLC Facility is extended for a new period.

2.4	Term of Facility. The Parties agree to negotiate bona fide the extension of the Facility for a further period of twelve (12) months, three (3) months prior to the Final Maturity Date, i.e. on September 30th of each calendar year at the latest.

2.5	Voluntary cancellation. Client may, by giving not less than ten (10) Business Days’ prior notice to the Bank, before the end of a quarter as defined in Section 6.1, and without incurring any cost, cancel the unutilised amount of the SBLC Facility in whole or in part. Each cancellation shall be definitive.

3	NOTICE OF ISSUANCE, AMENDMENT

3.1	To request the issuance of a Stand-by Letter of Credit or the amendment of an outstanding Stand-by Letter of Credit, Client shall deliver to the Bank an Application in the Bank’s standard form as shown in Schedule 1.

3.2	A Stand-by Letter of Credit shall be issued, amended, renewed or extended only if, after giving effect to such issuance, amendment, renewal or extension, the total Stand-by Letter of Credit exposure, i.e. the sum of the aggregate undrawn amount of all outstanding Stand-by Letters of Credit at such time plus the aggregate amount of all Stand-by Letter of Credit disbursements that have not yet been reimbursed by Client, does not exceed the Commitment.

3.3	All Stand-by Letters of Credit will be issued or amended by the Issuing Bank which is a bank on the US National Association of Insurance Commissioners (NAIC) list and guaranteed by the Bank upon receipt of the instructions from the Bank.

3.4	If the conditions set out in this Agreement have been met, the Bank will give instructions to the Issuing Bank to issue the Stand-by Letter of Credit as per New York Compromise Wording as shown in Schedule 3. The Issuing Bank will issue the Stand-by Letter of Credit on the Issue Date, provided that Client has submitted its Application to the Bank with reasonable notice.

4	CONDITIONS PRECEDENT

Prior to the instructions of issuance of a Stand-by Letter of Credit by the Bank, Client shall have set up with the Bank a gage de compte d’instruments financiers as security in form and substance as shown in Schedule 2. Such gage de compte d’instruments financiers shall be composed of US Treasury bills only.

5	REIMBURSEMENT

If the Issuing Bank shall make any disbursements under the Stand-by Letters of Credit, Client shall reimburse such Stand-by Letter of Credit disbursements by paying to the Bank not later than 2:00 p.m., Paris time, on the second Business Day following the day of receipt of the notification thereof from the Bank.

6	FEES

6.1	Client agrees to pay to the Bank a Commitment Fee which shall accrue at the rate of 0.05% per annum on the daily unutilized amount of the Facility amount from and including the first day of the Commitment Period up to, but excluding, the final day of the Commitment Period. Accrued Commitment Fees shall be payable in arrears on the last day of March, June, September and December of each year and on the final day of the Commitment Period. The first Commitment Fee shall be due on December 31, 2004.

6.2	Client agrees to pay a commission on each Stand-by Letter of Credit, payable in advance at the rate of 0.125% per annum with a minimum of US$300 per annum.

6.3	Client agrees to pay an Issuance Fee of EUR 400 per Stand-by Letter of Credit.

6.4	Client agrees to pay an Amendment Fee of EUR 400 per amendment.

6.5	Any fee referred to in this Section 6 is exclusive of any applicable value added tax. If any value added tax is so chargeable, it shall be paid by Client at the same time as it pays the relevant fee.

7	INTERIM INTEREST

7.1	If any Stand-by Letter of Credit disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such Stand-by Letter of Credit disbursement is made to the date of Client reimbursement but excluding the date that Client reimburses such Stand-by Letter of Credit disbursement, which shall not be later, as defined in Section 5, than the second Business Day after being notified by the Bank, at the Prime Rate in effect on such days.

7.2	If Client fails to reimburse such Stand-by Letter of Credit disbursement when due, such overdue amount shall bear interest at the Prime Rate in effect during such period plus 2%.

7.3	The Bank shall promptly notify Client of the Prime Rate applied under this Agreement in case of need according to Sections 7.1 and 7.2.

7.4	For information, the Prime Rate in effect at the date of signature of this SBLC Facility is 4.50% per annum.

8	EXPIRATION DATE

8.1	Each Stand-by Letter of Credit shall expire as of the close of business of the Maturity Date, provided that the Maturity Date occurs on or prior to the Final Maturity Date. If necessary under the terms of any Stand-by Letter of Credit, upon instruction of Client or the Bank’s own decision, the Bank through the Issuing Bank will give notice of non renewal to the Beneficiary of such Stand-by Letter of Credit in order for such Stand-by Letter of Credit to expire or terminate at the latest on the Final Maturity Date.

8.2	Unless the Bank or Client give written notice in a reasonable delay before the Maturity Date of a Stand-by Letter of Credit that this Stand-by Letter of Credit will not be renewed, this Stand-by Letter of Credit shall automatically be renewed for an identical term not exceeding the then applicable Final Maturity Date.

9	EVENTS OF DEFAULT

9.1	Events of Default. An Event of Default occurs if any of the following events occurs and, if remediable, it shall not have been remedied within the applicable Grace Period specified in Section 9.2:

(i)	Client fails to pay any of its Indebtedness as and when that Indebtedness becomes due and payable (after the expiry of any applicable grace period); or

(ii)	Client fails to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of its Indebtedness and, as a result of such failure, any other party to that agreement or instrument is entitled to exercise, and has not irrevocably waived, the right to accelerate the maturity of any amount owing thereunder, provided that there shall be no Event of Default under paragraphs (i) and (ii) above if:

(a)	the aggregate amount of Indebtedness in each case is less than euro 50,000,000 or its equivalent; or

(b)	there is a good faith dispute with the relevant creditors regarding the amount owed; or

(iii)	a default occurs and is not remedied in respect of the SCOR VIE Facility Agreement;

(iv)	any breach by Client of any other provision of this SBLC Facility occurs; or

(v)	Client becomes, or is deemed for the purposes of any applicable law to be, unable to pay its debts generally as they fall due or insolvent; or

(vi)	any assets of Client are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of, or sums aggregating, euro 30,000,000 or more or the equivalent in another currency, and such attachment, execution, arrest, sequestration or distress is not discharged within fifteen (15) Business Days; or

(vii)	Client commences proceedings for mandat ad hoc or règlement amiable in accordance with articles L.611-3 to L 611-6 of the French Code de Commerce; or

(viii)	Client makes any formal declaration of bankruptcy, declaration of cessation of payments {déclaration de cessation des paiements) or any formal statement to the effect that it is insolvent or likely to become insolvent; or

(ix)	a judgement for redressement judiciaire, cession totale de I’entreprise or liquidation judiciaire is entered in relation to Client under articles L.620-1 to L.628-3 of the French Code de Commerce (or any analogeous procedure in any jurisdiction); or

(x)	any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a)	the suspension of payments, a moratorium of any Indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of Client;

(b)	a composition, assignment or arrangement with any creditor of Client;

(c)	the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of any asset of Client;

provided that paragraph (x) shall not apply to any actions taken by a creditor which is being contested in good faith and with due diligence and is discharged or struck out within thirty (30) Business Days; or

(xi)	the shareholders or directors of Client pass a resolution to the effect that it should be wound-up, liquidated, placed in administration or in collective indebtedness settlements proceedings {procédure collective d’apurement du passif) or cease to carry on business; or

(xii)	in a country other than France, any event occurs or any procedure is commenced which is or may reasonably be considered to be similar to any of the foregoing; or

(xiii)	Client ceases to have control of SCOR VIE within the meaning of article L. 233.3 of the French Code de commerce.

9.2	Actions following an Event of Default. On, or at any time after, the occurrence of an Event of Default, the Bank shall notify Client in writing, giving particulars of the Event of Default in question. Thereupon if such Event of Default is remediable and is remedied, in case of non-payment, (i) within five (5) Business Days following the receipt of such notification by Client or, in case of misrepresentation or breach of other obligations, (ii) within fifteen days following the earlier of the Bank giving notice and Client becoming aware of such non-compliance or misrepresentation (the “Grace Period”), the Bank may not take any action. In circumstances where either such Event of Default is not remediable or has not been remedied within the applicable Grace Period, the Bank shall:

(a)	serve on Client a notice stating that the SBLC Facility and all other liabilities and obligations of the Bank to Client under this SBLC Facility are terminated; and/or

(b)	serve on Client a notice stating that the SBLC Facility, all accrued interest and all other amounts accrued or owing under this SBLC Facility are immediately due and payable or are due and payable on demand; and/or

(c)	take any other action which, as a result of the Event of Default or any notice served under paragraph (a) or (b) above, the Bank is entitled to take under this SBLC Facility or any applicable law.

9.3	Termination of SBLC Facility. On the service of a notice under paragraph (a) of Section 9.2, the SBLC Facility and all other obligations and liabilities of the Bank to Client under this SBLC Facility shall terminate.

9.4	Acceleration of SBLC Facility. On the service of a notice under paragraph (b) of Section 9.2, the SBLC Facility, all accrued interest and all other amounts accrued or owing from Client under this SBLC Facility shall become immediately due and payable or, as the case may be, payable on demand.

10	MATERIAL ADVERSE CHANGE

The committed Facility may be terminated in writing at the Bank’s sole discretion within five (5) Business Days following the occurrence of a material adverse change in the financial condition, business, assets or operations of Client which shall prejudice its ability to perform its obligations under this SBLC Facility.

11	ENTIRE AGREEMENT

11.1	This SBLC Facility constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels all prior agreements whether oral or in writing.

11.2	In the event of any conflict between the terms, conditions and provisions of this SBLC Facility and the “Conditions Générales” contained in the application form (“Demande d’émission de Stand-by Letter of Credit”), the terms, conditions and provisions of this SBLC Facility shall prevail.

12	AMENDMENT

No amendment or variation of this Agreement shall be valid or binding on a Party unless made in writing and signed by each Party.

13	GOVERNING LAW AND JURISDICTION

13.1	The underlying SBLC are subject to the Uniform Customs and Practices for Documentary Credits 1993 revision, ICC Publication n° 500.

13.2	This Stand-by Letter of Credit Facility shall be governed by French law. Any dispute relating to the validity, interpretation or performance of this Facility shall be subject to the exclusive jurisdiction of the Tribunal de Commerce de Paris.

Executed in Paris, on October 11, 2004, in two (2) original copies.

SCOR	DEUTSCHE BANK AG, Paris Branch

/s/ M. Véronique Leroux	/s/ Mme. Edith Biskup-Kemps
M. Véronique Leroux Title: Vice President	Mme. Edith Biskup-Kemps Title: Vice President

/s/ Mme. Brigitte Marsac-Martin
Mme. Brigitte Marsac-Martin Title: Director